UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Celanese Corporation
(Name of Issuer)
Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
150870 10 3
(CUSIP Number)
Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 14, 2007
(Date of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150870 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Blackstone Management Partners IV L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

	7	SOLE VOTING POWER

NUMBER OF		92,332

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,332

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

92,332

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%*

14	TYPE OF REPORTING PERSON

OO
*  The calculation of the foregoing percentage is based on 157,538,266 shares of the Issuer’s common stock outstanding as of May 14, 2007, which number was provided to the Reporting Persons by the Issuer.

     This Amendment No. 10 amends and supplements the statement on Schedule 13D, originally filed by Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3, Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Chemical Coinvest Partners (Cayman) L.P., Blackstone Management Associates (Cayman) IV L.P., Blackstone LR Associates (Cayman) IV Ltd, Peter Peterson and Stephen Schwarzman with the Securities and Exchange Commission (the “Commission”) on March 30, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 10 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
This amendment is being filed to add an additional reporting person to the Schedule 13D. Blackstone Management Partners IV L.L.C. (“BMP” and together with the previous Reporting Persons, the “Reporting Persons”) has decided to sell shares of the Issuer’s Series A Common Stock in a secondary offering in which BCP 1, BCP 2 and BCP 3 are also participating. Consequently, BMP may be deemed to be a member of a group with BCP 1, BCP 2 and BCP 3 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. This amendment shall not be construed as an admission that BMP is, for purposes of Section 13(d) or otherwise, a member of any such group. The shares of Class A Common Stock reported in this amendment as beneficially owned by BMP have been previously reported in the Schedule 13D in the shares beneficially owned by Peter G. Peterson and Stephen A. Schwarzman. Each of Mr. Peterson and Mr. Schwarzman disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.
ITEM 2. IDENTITY AND BACKGROUND.
     This Schedule 13D is also being filed by:
     BMP, a Delaware limited liability company, which is being joined as a Reporting Person pursuant to the attached Joint Filing Agreement.
     During the last five years, BMP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On January 25, 2005, Celanese Corporation issued to BMP, in lieu of granting such options to Directors of Celanese Corporation who are employees of The Blackstone Group in connection with Celanese Corporation’s regular director compensation arrangements, options to acquire an aggregate of 123,110 shares of Series A Common Stock. On May 14, 2007, BMP exercised options to acquire 92,332 shares of Series A Common Stock. The remaining options are not currently exercisable within 60 days. Funds to pay the aggregate exercise price of $1,477,312 were paid by BMP from its own working capital.
ITEM 4. PURPOSE OF THE TRANSACTION.
     BMP has decided to participate in a secondary offering of the Issuer’s Class A Common Stock, pursuant to which it would sell the 92,332 shares acquired upon the exercise of the options described in Item 3.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) and (b). The information contained on the cover page included in this amendment is incorporated herein by reference.
     Messrs. Peterson and Schwarzman are controlling persons of BMP and accordingly may be deemed to beneficially own, and have previously reported in the Schedule 13D beneficial ownership of, these shares. Each of Mr. Peterson and Mr. Schwarzman disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein.
     (c) The information contained in Item 3 is incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information contained in Item 3 is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     1. Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 16, 2007

BLACKSTONE MANAGEMENT PARTNERS IV L.L.C.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Director